EXHIBIT 22

List of Guarantor Subsidiaries of Hillenbrand, Inc.

The following subsidiaries of Hillenbrand, Inc. (the “Parent”) are guarantors with respect to our senior unsecured notes:

Batesville Casket Company, Inc.
Batesville Services, Inc.
K-Tron Investment Co.
Process Equipment Group, Inc.
Hillenbrand Luxembourg Inc.
Milacron Plastics Technologies Group LLC
Milacron Marketing Company LLC
Milacron LLC